United States securities and exchange commission logo





                            October 14, 2022

       Asher Dahan
       Chief Executive Officer
       Wearable Devices Ltd.
       2 Ha-Ta   asiya St.
       Yokne   am Illit, 2069803
       Israel

                                                        Re: Wearable Devices
Ltd.
                                                            Post-Effective
Amendment No. 1 to
                                                            Registration
Statement on Form F-1
                                                            Filed September 30,
2022
                                                            File No. 333-262838

       Dear Asher Dahan:

              We have reviewed your post-effective amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Post-Effective Amendment No. 1 to Form F-1 Registration Statement Filed September 30, 2022

       Cover Page

   1. We note your disclosure on page 6 that because your volume weighted average stock price was less than the
exercise floor of $2.00 for the Warrants, the exercise price of the
                                                        Warrants will be
adjusted to $2.00 after the close of trading on December 14, 2022.
                                                        Please revise your
cover page to disclose the Exercise Price Adjustment. Additionally, please clarify your
cover page to disclose, if true, that 1,125,000 of the ordinary shares identified on the cover
page are those shares issuable upon the exercise of the
                                                        1,125,000 warrants
issued to the underwriter as part of the over-allotment option granted to the underwriter in
connection with the IPO.
 Asher Dahan
Wearable Devices Ltd.
October 14, 2022
Page 2
Risk Factors
Alpha and other investors in April 2021 financing are entitled to additional Ordinary Shares and warrants or additional shares. . ., page 25

2. Please revise this risk factor, including the caption, to reflect the fact that your IPO has closed. Revise to state whether your IPO closed with a pre-money valuation of
         $26,400,000 or lower and to clearly disclose when any additional securities will be issued and in what amount. Please expand your statement that this will "cause further dilution to your share ownership" to disclose the extent of the dilution your shareholders will experience as a result of the additional securities to be issued. Related Party Transactions
Share Purchase Agreement with Alpha, page 90

3. You state on page 90 that "Alpha and other investors in [the] April 2021 financing waived their rights under the per share purchase price protection provision (described above) with respect to the securities issued in our IPO. . . ". However, you disclose on page 25 that
       Alpha and the other investors "waived their rights under the per share purchase price protection provision (described above) as of the date of the IPO with respect to the securities issued in the IPO" and state the investors are entitled to any such adjustments at a later date. Please reconcile and revise your disclosure on page 90 to avoid suggesting that any right to additional securities was waived in its entirety. Revise to clearly state, if true, that any adjustments required by Section 2.1(d) of your Share Purchase Agreement with Alpha, including with respect to securities issued in your IPO, will be effected at the time the Warrants, including the Additional Warrants, issued to the purchasers in the IPO are adjusted pursuant to their respective terms. Clarify whether this means Alpha and the other investors are entitled to additional securities and in what amounts. Further, revise your disclosure in this section to reflect the fact your IPO has closed and remove language that was modified by the IPO closing and by subsequent agreement. For example, you
FirstName LastNameAsher Dahan
       state that the additional securities will be issued to Alpha and the other investors "within
Comapany    NameWearable
       14 days following theDevices Ltd. of our initial public offering," but this appears to have completion
Octoberbeen
         14, modified
             2022 Pageby2 the June 2022 consent.
FirstName LastName
 Asher Dahan
FirstName LastNameAsher Dahan
Wearable Devices Ltd.
Comapany
October 14,NameWearable
            2022        Devices Ltd.
October
Page 3 14, 2022 Page 3
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Patrick Faller, Staff Attorney, at (202) 551-4438 or Jan Woo, Legal
Branch Chief, at (202) 551-3453 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:      Oded Har-Even